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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   Schedule TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

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                               ARTISTdirect, Inc.
                                (Name of Issuer)

                           ARTISTdirect, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   04315D 10 3
                      (CUSIP Number of Class of Securities)

                                James B. Carroll
                               ARTISTdirect, Inc.
          5670 Wilshire Blvd., Suite 200, Los Angeles, California 90036
                            Telephone: (323) 634-4000
      (Name, Address and Telephone Number of Persons Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                             Greg T. Williams, Esq.
                         Brobeck, Phleger & Harrison LLP
                  38 Technology Drive, Irvine, California 92618
                            Telephone: (949) 790-6300

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
              $3,000,000                                  $600.00

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,000,000 shares of Common Stock, par value $0.01 per share, at the maximum tender offer price of $1.50 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $600
Form or Registration No.:  Schedule TO
Filing Party:  ARTISTDIRECT, INC.
Date Filed:  February 26, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates.

[ ]     third-party tender offer subject to Rule 14d-1.

[x]     issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 1 to Schedule TO amends and supplements the Schedule
TO originally filed on February 26, 2001 relating to the tender offer by ARTISTdirect, Inc., a Delaware corporation, to purchase 2,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its common stock, par value $.01 per share, at prices not greater than $1.50 nor less than $1.25 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 26, 2001, and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer.

ITEM 9. CERTAIN INFORMATION CONCERNING US.

The fourth paragraph of Item 9 is hereby amended and restated in its entirety as follows:

         We have received notice from the NASDAQ National Market that our shares of Common Stock will be delisted. We have requested a hearing with the NASDAQ National Market regarding such delisting and believe that our Common Stock will continue to be listed on the NASDAQ National Market during the pendency of such hearing process.

The eighth paragraph of Item 9 is hereby amended and restated in its entirety as follows:

         In March 2001, Stephen P. Rennie, our President of the Ultimate Band List, resigned effective March 5, 2001. We have no current plans to replace Mr. Rennie.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         ARTISTDIRECT, INC.


                                         By: /s/ JAMES B. CARROLL
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                                             Name: James B. Carroll
                                             Title: Chief Financial Officer
Dated:  March 8, 2001